UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 14 December, 2021
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__
Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____
No __X__

ENCLOSURES:

Sens Announcement dated 14 December 2021: Update on Sasol Secunda’s operational performance

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)

UPDATE ON SASOL SECUNDA’S OPERATIONAL PERFORMANCE

Background

Shareholders are referred to Sasol’s announcement published on the Stock Exchange News
Service on 21 October 2021 relating to the production and sales performance metrics for the three months ended 30 September 2021.

In the announcement referred to above, the forecast production volumes for Secunda Operations
(SO) for financial year 2022 were revised from 7,4 to 7,5 million tons to 7,3 to 7,4 million tons.
This reduction was largely due to unforeseen delays during the September shutdown, interruption of power supply from Eskom, poor coal quality and other operational instabilities.

In that announcement, we set out the challenges experienced with the ramp-up of the mining integrated shift system (Fulco), operational stoppages due to safety incidents, poor coal quality and lower production volumes. The annualised production run-rate communicated was based on the performance from July to September 2021, our coal stockpile level as well as planned mining operational improvements which translated to our forecast 1 100 - 1 200 tons per continuous miner per shift (t/cm/s) mining productivity.

Update on operational performance

As of 13 December 2021, the operational instabilities at SO have been largely resolved. We have seen significant improvements with gasifier and boiler availability in the Synfuels facility over the past three months.

During September 2021, we saw some measured improvements in coal quality, but after the end of October 2021, we encountered three major production impacts at Mining which resulted in more than 1 million tons of lost coal production.

The most significant safety incidents which occurred since October 2021 include a fire at our
Shondoni mine (no fatalities), an underground water reservoir incident at our Bosjesspruit mine
(3 fatalities), and a high wall failure at our Syferfontein mine (no fatalities). Collectively, these incidents contributed to just over 50% of the coal production shortfall.

Apart from these safety incidents, our operations were also negatively impacted by adverse weather conditions and some significant operational challenges. Furthermore, the Fulco ramp-up continues to be slower than expected. As a result, production run-rates decreased to below 1 000
t/cm/s and we had to utilise the coal stockpile which, as a result, decreased to below our targeted stock level. External coal supply from our long-standing commercial supplier was also interrupted as a result of wet weather, significantly impacting the supplier’s ability to provide us with our contracted off-take quantity. The lower coal availability also hampered our ability to effectively blend coal, which resulted in lower yield rates in the gasification process at SO.

Although our efforts to improve SO’s stability have yielded some positive results, our Mining business improvement efforts have not met our own targets. It is disappointing for all of us who have been working tirelessly at repositioning the company for a sustainable future, as well as pursuing the improvement benefits of Sasol 2.0.

Due to the lower than expected coal availability and coal quality, we have reduced SO production rates until such time that our mining productivity rates increase and we have rebuilt our coal stockpile to well above our threshold requirements. We are committed to gradually lift production rates as coal availability improves, while carefully monitoring the supply and demand balance.
We will also supplement our production shortfall by purchasing coal on the open market. It is not possible to determine the shortfall at this point.

As a consequence, we have revised our forecast SO production volumes to 6,7 – 6,8 million tons for financial year 2022. Based on actual performance and our coal purchase strategy, we expect
Mining operations to achieve an average productivity rate of between 950 to 1 040 t/cm/s for financial year 2022.

Our first objective is to ensure that we restore the integrity of the stockpile to a level of above
~1,2 million tons by the end of quarter 1 of calendar year 2022. Following this, we plan to gradually increase the pure gas loads through increased coal supply to SO in an effort to improve the run-rate. We are targeting a stockpile level of ~1,5 million tons and will further improve the gas loads for SO by quarter 2 of calendar year 2022. Improving the coal quality will take some time and we will update the market of our progress during the following months.

We acknowledge that we need to set ourselves up to approach financial year 2023 from a position of strength, supported by safe, stable and sustainable operations.

Actions going forward

The safety of our employees remains our top priority. In response to the tragic safety incidents within our mining business, we have embarked on a business wide assessment of the implementation effectiveness of our well-established safe working practices to prevent repeats of safety incidents.

We maintain our focus on safely improving productivity and coal quality at our Mining business.
This includes the recent conclusion of an in-depth review of the effectiveness of the Fulco system, which will result in some adjustments to elements of the Fulco model. A dedicated task team is responsible for rolling out solutions and learnings throughout our mines as soon as possible.

We have also strengthened our management review system with additional leading and lagging indicators which are reviewed on a daily and weekly basis with appropriate escalation measures.
An increased focus on our leadership training initiatives is in progress to embed the right behaviours, safety practices and culture at all levels.

We recognise that our production challenges may impact on our ability to supply customers. We are currently reviewing multiple options including different sources of supply to supplement our production shortfall where feasible.

A further update on our production and sales volume outlook will be provided when we publish our quarterly business performance metrics in January 2022.

The President and Chief Executive Officer and Chief Financial Officer will host a conference call on Tuesday, 14 December 2021 via webcast at 14:00 (SA time) to answer questions related to this announcement.

Live conference call link:
https://www.corpcam.com/Sasol14122021

14 December 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19)
pandemic, and measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South
Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products;
assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”,
“intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 22 September
2021 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 December 2021

By:
/sgd/M du Toit
M du Toit Name:
Title: Group Company Secretary